

June 29, 2009

<u>**Via Facsimile 626-585-5929 and U.S. Mail**</u>
Christopher Davies, Esq.
Everest Properties II, LLC
199 s. Los Robles Ave;, Suite 200
Pasedena, CA 91101

> **Re:** **Concord Milestone Plus, L.P.**
> **Revised preliminary Consent Solicitation on Schedule 14A**
> **Filed June 18 and 19, 2009 by Everest Properties, LLC and Everest**
> **Management, LLC**
> **File No. 1-16757**
>
> **Schedule 13D filed June 5, 2009 filed by Everest Properties LLC**
> **Everest Management, LLC, David I. Lesser and W. Robert Kohorst**
> **File No. 5-40562**

Dear Mr. Davies:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please confirm that the version of the Amended and Restated Agreement of Limited Partnership agreement you provided supplementally is a copy of the final execution version. The agreement you provided was undated and unexecuted.

2.   We note your response to prior comments 3 and 4. As done in your response, revise to clarify to unitholders your belief and the basis for your belief that the consent solicitation is being conducted in accordance with the terms of the partnership agreement and applicable law. Also, please clarify the record date that will serve for purposes of determining which unitholders may participate in the consent solicitation.

3.   We note your response to prior comment 6. The provisions you cite to in the Partnership Agreement are not dispositive of whether Rule 14a-4(a)(3) is applicable. Notwithstanding your response, the agreement at Sections 11.2 (c) and 12.2 (b) appear to indicate that the action of removal and then election of a successor general partner are distinct steps that unitholders should be allowed to vote on separately. Although the actions are interrelated, your analysis does not support the argument that shareholders who vote to remove the general partner simultaneously should be deemed to approve the appointment of Millenium as the successor general partner. Accordingly, consistent with the requirements of Rule 14a-4(a)(3), please unbundle the solicitation regarding the removal of the general partner from the solicitation to appoint Millenium as the new general partner. The approval of one of the proposals may be conditioned upon the approval of the other. Please make corresponding revisions to the Schedule 14A as appropriate.

4.   We note your response and the revisions made in response to prior comment 7 and partially reissue the comment. Our comment addressed the implied assertion inherent in the disclosure that the general partner "squandered" the opportunity to liquidate in a strong market. This disclosure suggests that there were opportunities related to prices obtainable from a sale of properties that were lost due to the inaction of the general partner. You should provide further support or clarify the basis for your reference to squandered opportunities, or delete the reference.

5.   We reissue prior comments 11-14, 17 and 19.

6.   We reissue prior comment 22. As noted in the cover letter and consent solicitation statement, you direct unitholders to send their consents to you first and not to the company. Disclose all information required by Item 21(b) of Schedule 14A. For example, clarify whether a third party will be retained to tabulate the consents submitted or if Everest will tabulate the result.

7.   We are reviewing the Schedule 13D filed in response to our prior comment 23.

We may have additional comments.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Christopher Davies, Esq.
Everest Properties II, LLC
June 29, 2009
Page 4

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions